October 12, 2007

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Hanna T. Teshome
Max A. Webb
Special Counsel
Mail Stop 3651

Re:	GoFish Corporation
Registration Statement on Form SB-2
Amendment No. 2
Filed August 24, 2007
File No. 333-142460

Dear Ms. Teshome:

On behalf of our client, GoFish Corporation, a Nevada corporation (the “Company”) and pursuant to the Securities Act of 1933, as amended (the “Securities Act”), we hereby submit via EDGAR transmission for filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form SB-2 (File No. 333-142460) (the “Registration Statement”), including certain exhibits thereto, in connection with the proposed offering by the selling shareholders of the Company (the “Selling Shareholders”) of up to 10,990,016 shares of common stock, par value $0.001 per share, of the Company (“Common Stock”), which consist of 7,856,669 shares of Common Stock (“Shares”) and 3,133,347 shares of Common Stock underlying warrants (“Warrants”) that were issued in the form of units to the Selling Shareholders in connection with the Company’s private placement that closed in October 2006 (the “October 2006 Private Placement”). Separately, we have delivered to the staff of the Commission (the “Staff”) three additional copies of Amendment No. 3 marked to show changes from Amendment No. 2.

By letter dated September 12, 2007 (the “September 12 Comment Letter”) from Hanna T. Teshome, Special Counsel, the Company was informed of the comments of the Staff with respect to Amendment No. 2 to the Registration Statement. Amendment No. 3 incorporates changes to the Registration Statement in response to the comments of the Staff set forth in the September 12 Comment Letter. To aid in your review, the full text of each of the comments of the Staff is reproduced below in bold, and the Company’s response to each such comment directly follows the applicable text, which is numbered to correspond with each number set forth in the September 12 Comment Letter.

Securities and Exchange Commission
October 12, 2007

Form SB-2

General

Staff Comment:

1.
As you know, we are reviewing a concurrent resale registration statement filed by the company. The company is registering 10,990,016 shares of common stock in its first registration statement (333-142460) initially filed on April 30, 2007 and 16,011,036 shares of common stock in the second registration statement (333-145406) initially filed August 13, 2007. We note from your Form 10-K for the fiscal year ended December 31, 2006 that the total number of shares outstanding held by non affiliates is 18,351,073. Given the size of the number of shares being registered to the number of shares outstanding held by non-affiliates, the nature of the two offerings and the selling security holders, the transaction appears to be a primary offering by the company. Because you are not eligible to conduct a primary offering on a Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

Please advise the staff of the company’s basis for determining that these transactions are eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

Company Response:

As we discussed during our telephone conversation on Friday, September 14, 2007, the Company has concluded that the offering covered by the Company’s concurrent resale registration statement (File No. 333-145406) should not be integrated with the offering by the Selling Shareholders covered by the Registration Statement for purposes of determining eligibility under Rule 415(a)(1)(i). During our September 14, 2007 telephone conversation, the Staff took the position that the mere concurrent pendency of two registration statements filed by a single company (without analysis of the facts and circumstances underlying offerings covered by such registration statements) would necessarily require that the two offerings be integrated as a single offering for purposes of determining eligibility under Rule 415(a)(1)(i). The Company respectfully disagrees with the position of the Staff. The Company has carefully reviewed the rules and regulations of the Commission governing offerings under Rule 415 and the Commission’s published interpretations thereof. Based on this review, the Company is not aware of any rule or regulation or published Commission interpretation that would support the Staff’s position. The Company also is not aware of the policy rationale for the Staff’s position.

Securities and Exchange Commission
October 12, 2007

Based on our analysis of the facts and circumstances underlying the two offerings, the Company believes that the facts and circumstances support the Company’s position that the two offerings should not be integrated as a single offering for purposes of determining eligibility under Rule 415(a)(1)(i). The Company’s concurrent resale registration statement (File No. 333-145406) covers an offering that is separate and distinct from the offering by the Selling Shareholders covered by the Registration Statement. The initial private placement of the securities overlying the shares covered by such concurrent resale registration statement closed in June 2007 (the “June 2007 Private Placement”), which was more than seven months following the closing of the October 2006 Private Placement of the Shares and the Warrants. Under the safe harbor provisions of Rule 502(a) of Regulation D promulgated under the Securities Act, sales made more than six months after the completion of an offering pursuant to Regulation D are not deemed integrated with such offering. Accordingly, the two private placements would clearly fall within the safe harbor provisions of Rule 502(a). Even assuming that the October 2006 Private Placement and the June 2007 Private Placement were not to fall within the safe harbor provisions of Rule 502(a), the Company believes nonetheless that the two private placements would not be integrated under the Commission’s five-factor test set forth in Rule 502(a). The October 2006 Private Placement and the June 2007 Private Placement were not part of a single plan of financing, as the October 2006 Private Placement was consummated in connection with the Company’s October 2006 reverse merger and, except for two Selling Shareholders (namely, Alpha Capital Anstalt and Cranshire Capital, L.P., which are proposing to offer, in the aggregate, only approximately 7.4% of the aggregate number of shares being registered for resale under the Registration Statement), none of the investors in the October 2006 Private Placement was an investor in the June 2007 Private Placement. Furthermore, the Company engaged separate groups of placement agents for the two private placements. In connection with the October 2006 Private Placement, the Company had engaged Sanders Morris Harris, Inc. and Canaccord Capital Corporation as placement agents. In connection with the June 2007 Private Placement, the Company had engaged Lazard Frères & Co. LLC and Merriman Curhan Ford & Co. as placement agents. In addition, as previously discussed, the two private placements were made more than seven months apart from each other. Finally, the two private placements were made for distinct general purposes, as the October 2006 Private Placement was consummated as a condition to and in furtherance of the Company’s October 2006 reverse merger. For the foregoing reasons, the Company believes that the offering covered by the Registration Statement should be analyzed separately from the offering covered by the concurrent resale registration statement for purposes of determining eligibility under Rule 415(a)(1)(i).

Securities and Exchange Commission
October 12, 2007

Based on a separate analysis of the facts and circumstances of the offering covered by the Registration Statement, the Company believes that such offering is not a primary offering by the Company. As requested by the Staff’s comment, set forth below is the Company’s analysis of the facts and circumstances of the offering covered by the Registration Statement based on the factors identified by the Staff’s comment, as well as other factors deemed relevant by the Company:

•	Number of selling shareholders and the percentage of the overall offering made by each shareholder.

There are 80 separate Selling Shareholders in the offering covered by the Registration Statement. The approximate percentage of the overall number of shares being registered on behalf of each Selling Shareholder is as follows:

	Selling Shareholder	Approximate Percentage of Overall Offering Based on a Total of 10,990,016 Shares Being Registered
1.	1087741 Alberta Ltd.	0.36%
2.	1219732 Alberta Limited	0.10%
3.	661422 BC Ltd	0.15%
4.	670811 BC Ltd.	0.13%
5.	1-0 Holdings LLC	2.73%
6.	Accent Marketing Limited	0.23%
7.	Alika Internet Technologies Inc.	0.05%
8.	Alpha Capital Anstalt	3.19%
9.	Jeffrey Berwick	0.21%
10.	Besser Kapital Fund Ltd.	0.68%
11.	Peter Boboff	1.96%
12.	Anthony Bobulinski	1.82%
13.	Bristol Investment Fund, Ltd.	1.82%
14.	Craig Brockie	0.21%
15.	Stephen N. Cannon	0.21%
16.	Chestnut Capital Partners II, LLC	12.69%
17.	Cranshire Capital, L.P.	4.55%
18.	Ennio D’Angela	1.54%
19.	Romeo D’Angela	1.02%
20.	Sam DelPresto	0.23%
21.	Eric Di Benedetto	0.97%
22.	Avtar Dhillon	0.17%
23.	Ewan Downie	0.34%
24.	Natalie Dűll	0.23%
25.	Armando Engenheiro	1.14%
26.	Excalibur Limited Partnership	1.82%
27.	Leon Frenkel	1.82%

Securities and Exchange Commission
October 12, 2007

	Selling Shareholder	Approximate Percentage of Overall Offering Based on a Total of 10,990,016 Shares Being Registered
28.	Gamma Capital Partners, LLC	0.46%
29.	GF Consulting Corporation	0.21%
30.	Gibralt Capital Corporation	2.73%
31.	Michael and Joan Glita JTROS	0.50%
32.	Global Equity Trading & Fin. Ltd	1.02%
33.	Marc R. Hannah	1.37%
34.	Harborview Master Fund LP	2.28%
35.	Inter-Pro Property Corp (USA)	0.56%
36.	Internet Television Distribution LLC	7.91%
37.	IR World.com (Brunner)	0.21%
38.	Arni Johannson	0.21%
39.	Zahoor Kareem	0.01%
40.	Moez Kassam	0.21%
41.	Lee Raine Investment & Risk Management Inc.	0.21%
42.	Edgar L. Lowe Family Tr. dtd 5/26/1994	0.61%
43.	Thomas M. MacNeill	0.21%
44.	David N. Malm	0.31%
45.	Lorraine Mecca	1.86%
46.	Arie Merrin	0.10%
47.	MGK Consulting Inc.	0.12%
48.	Millennium Partners, L.P.	4.55%
49.	Monarch Pointe Fund, LTD.	2.73%
50.	Mike Mueller	0.41%
51.	Vikram Nagrani	0.73%
52.	Nite Capital LP	6.55%
53.	Chad Oakes	0.10%
54.	Salim Parpia	0.02%
55.	Shawn Perger	0.14%
56.	Frances E. Phillips	0.48%
57.	Pinetree Income Partnership	3.07%
58.	Henry Polessky	0.15%
59.	POM Progressive LLC	0.50%
60.	Zahid Rahimtoola	0.05%
61.	Rock Associates	0.23%
62.	Omar Samji	0.07%
63.	Jeffrey J. Scott	0.56%
64.	Jorg Schwarz	0.26%
65.	Gregg J. Sedun	0.88%

Securities and Exchange Commission
October 12, 2007

	Selling Shareholder	Approximate Percentage of Overall Offering Based on a Total of 10,990,016 Shares Being Registered
66.	Daniel and Margaret Seligson Trust UAD 3/27/97	0.24%
67.	Anke Senze	0.23%
68.	Jack Sheng	0.21%
69.	Nadine C. Smith & John D. Long Jr.	1.82%
70.	Sunrise Capital Fund I, LLC	0.96%
71.	Sunrise Equity Partners, L.P. ‡	2.28%
72.	Craig Taylor	0.23%
73.	Deborah Shannon Trudeau	0.25%
74.	Suleman Verjee	0.23%
75.	VP Bank (Switzerland) Ltd.	2.28%
76.	Wallace & Florence Wadman	1.37%
77.	Duncan Wang	3.35%
78.	Whalehaven Capital Fund Limited	2.73%
79.	Robert W. Wilmot & Mary J. Wilmot, Trustees of The Wilmot Living Trust UDT dated April 18, 1995	0.49%
80.	Shery Wittenberg	0.51%

In view of the foregoing, the offering will be made by numerous Selling Shareholders, each of which retains individual control and discretion of the timing of the sale of the registered shares and whether the registered shares will even be offered or sold at all. The Company will have no control over the timing, nature, and volume of sales by the Selling Shareholders. In addition, the Company has been advised that the Selling Shareholders have no agreements among themselves with respect to the disposition of the registered shares.

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company.

The Company has been advised that each Selling Shareholder has not had, within the past three years, any position, office, or other material relationship with the Company or with any of the Company’s predecessors or affiliates, except as follows: (i) one of the Selling Shareholders (namely, Internet Television Distribution LLC) is controlled by Riaz Valani, who is a principal shareholder and director of the Company, and Tabreez Verjee, who is a principal shareholder, director and executive officer of the Company; (ii) one of the Selling Shareholders (namely, Suleman Verjee) is the father of Tabreez Verjee, who is a principal shareholder, director and executive officer of the Company; (iii) two of the Selling Shareholders (namely, 1-0 Holdings LLC and Gamma Capital Partners, LLC) were financial advisors in connection with the October 2006 Private Placement; (iv) one of the Selling Shareholders (namely, Chestnut Capital Partners II, LLC) was formerly controlled by Louis Zehil, a former partner at McGuireWoods LLP, which had acted as outside legal counsel to the Company at the time of the October 2006 Private Placement; (v) one of the Selling Shareholders (namely, Marc R. Hannah) is a former advisory board member of the Company; and (vi) two of the Selling Shareholders (namely, Alpha Capital Anstalt and Cranshire Capital, L.P.) were also investors in the June 2007 Private Placement. Although the Selling Shareholders named above are proposing to offer, in the aggregate, approximately 41% of the aggregate number of shares being registered for resale under the Registration Statement, none of these Selling Shareholders is an affiliate of the Company, except for Internet Television Distribution LLC (which is proposing to offer only approximately 7.9% of the aggregate number of shares being registered for resale under the Registration Statement). The Company believes that none of these Selling Shareholders are acting on behalf of the Company with respect to the shares being registered for resale under the Registration Statement because the Company has no contractual, legal, or other relationship with these Selling Shareholders that would control the timing and nature of resales of the shares or whether the shares are even resold at all under the Registration Statement. In addition, although the Company will receive proceeds from any cash exercise of the Warrants by these Selling Shareholders, the Company will not receive any proceeds from the sales of shares by these Selling Shareholders under the Registration Statement. Rather, all proceeds received from the sales of shares by the Selling Shareholders under the Registration Statement will accrue to the benefit of these Selling Shareholders.

Securities and Exchange Commission
October 12, 2007

•	Any relationships among the selling shareholders.

To the best of the Company’s knowledge, there are no formal relationships among the Selling Shareholders.

•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments.

Based on the $0.50 closing price per share of the Company’s common stock on September 12, 2007, the dollar value of the 10,990,016 shares being registered for resale under the Registration Statement is $5,495,008. The cash net proceeds that the Company received from the Selling Shareholders for the Shares and the Warrants , excluding amount of proceeds that are returned (or will be returned) to the Selling Shareholders and/or their affiliates in fees or other payments, was $8,822,698. In addition, the Company would receive approximately $5,483,335 from the Selling Shareholders if they exercise their Warrants in full, for cash. Accordingly, based on the $0.50 closing price per share of the Company’s common stock on September 12, 2007, the Selling Shareholders would not be deemed to have received a discount on their Shares and Warrants.

Securities and Exchange Commission
October 12, 2007

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

The Company has been advised that only two of the 80 Selling Shareholders (namely, Stephen N. Cannon and Millennium Partners, L.P.) are broker-dealers and only one of the 80 Selling Shareholders (namely, Sunrise Equity Partners, L.P.) is an affiliate of a broker-dealer. Such Selling Shareholders are proposing to offer, in the aggregate, only approximately 7% of the aggregate number of shares being registered for resale under the Registration Statement. Such Selling Shareholders acquired their Shares and Warrants in the October 2006 Private Placement. The Company was provided with customary representations and warranties from the Selling Shareholders that they purchased their Shares and Warrants in the ordinary course of business, not for resale, and that they did not have, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute their Shares and Warrants.

•	Length of time the selling shareholders have held the shares being registered.

As previously mentioned, the Selling Shareholders acquired the Shares and the Warrants in a bona fide private placement in the October 2006 Private Placement. Accordingly, as of the date hereof, the Selling Shareholders have held the Shares and the Warrants for more than ten months without the ability to sell the Shares or the shares underlying the Warrants on the open market. At the time of the October 2006 Private Placement, the Selling Shareholders knew and assumed the risk that they would have to hold the Shares and the shares underlying the Warrants for a period of time without the ability to sell the Shares or the shares underlying the Warrants on the open market.

•	Amount of securities involved.

In addition to the factors listed above, the proposed offering covered by the Registration Statement does not present the same abusive concerns as “toxic convertible” transactions that the Staff had in mind when it invoked Rule 415 to express its objection to a number of PIPE transactions by micro-cap companies. The October 2006 Private Placement did not involve the sale of securities with floating conversion or exercise prices that could effectively eliminate market risk to the investors in a private placement and permit such investors to profit even in the face of massive dilution and price declines. Accordingly, the Company believes that none of the features commonly associated with abusive PIPE transactions are included in the offering covered by the Registration Statement.

In addition, the October 2006 Private Placement was consummated as a condition to and in furtherance of the Company’s October 2006 reverse merger (commonly referred to as an Alternative Public Offering). Typically, investors that purchase a public company’s securities simultaneously after a reverse merger may have difficulty causing their securities to be registered because of the very small public float as a proportion of the total number of issued and outstanding shares of the public company following the reverse merger. The Staff has expressed that unusual fact patterns such as reverse merger situations merit special consideration when deciding issues arising under Rule 415.

Securities and Exchange Commission
October 12, 2007

•	Receipt of Proceeds.

Although the Company will receive proceeds from any cash exercise of Warrants by the Selling Shareholders, the Company will not receive any proceeds from the sales of shares by the Selling Shareholders under the Registration Statement. Rather, all proceeds received from the sales of shares by the Selling Shareholders under the Registration Statement will accrue to the benefit of the Selling Shareholders. Moreover, it is unlikely that many of the Selling Shareholders will exercise the outstanding Warrants in the near term. On September 12, 2007, the $1.75 exercise price of the Warrants was substantially higher than the $0.50 closing price per share of the Company’s Common Stock on the OTC Bulletin Board of the National Association of Securities Dealers, Inc.

•	Other Relevant Factors.

The Company does not believe that the Selling Shareholders are underwriters with respect to the shares being registered under the Registration Statement. Section 2(a)(11) of the Securities Act defines a statutory “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security…” The first part of the definition requires that in order to be an underwriter, a person must have purchased securities with a view to distribution. The Company has been advised by each Selling Shareholder that such Selling Shareholder purchased the Shares and the Warrants for investment purposes and not with a view to distribution. The Selling Shareholders have assumed the economic risk of an investment in the Shares and the Warrants, and therefore did not purchase the Shares and the Warrants with a view to or in connection with a distribution of such securities. Regulation M defines a “distribution” as an offering of securities that is distinguished from ordinary trading activities by, among other things, the presence of special selling efforts and selling methods, not merely a purchase from an issuer. Regulation M also defines a “distribution participant” as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution. Each Selling Shareholder has advised the Company that it has not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the shares included in the Registration Statement. The Company understands that the Selling Shareholders plan to sell their shares in ordinary trading transactions into an independent market for their own account.

Securities and Exchange Commission
October 12, 2007

Based on the facts and circumstances described above, the Company believes that the offering covered by the Registration Statement is a valid secondary offering and should not be viewed as a primary offering on behalf of the Company.

Summary, page 3

Staff Comment:

2.
Please revise the forefront of the prospectus to provide a brief discussion of the material elements of the June 2007 transaction including the convertible note issued and its impact on the company and its common stock. Refer to Item 503 of Regulation S-B.

Company Response:

The requested revision has been made.

Risk Factors, page 5

Staff Comment:

3.	Please revise your disclosure to separately discuss in a risk factor the effect that the June 2007 transaction has or may have on your company and on its common stock.

Company Response:

The requested disclosure already appeared in part in the Risk Factor contained in Amendment No. 2 titled “Negative covenants in the purchase agreement governing our June 2007 Notes limit, among other things, our ability to incur debt, create liens on our properties and issue equity securities with registration rights, which may impair our ability to pursue our objectives.” That risk factor has been revised and expanded to comply with the comment.

Selling Stockholders, page 27

Staff Comment:

4.	If any selling shareholder is listed as a selling shareholder in another registration statement filed by the company, please add a footnote to reference this.

Company Response:

The requested footnote references have been added.

Securities and Exchange Commission
October 12, 2007

Other

Staff Comment:

5.
As you are aware, the company has a separate registration statement on Form SB-2 (File No. 333-145406) that is currently under review. Please ensure that the disclosure provided in both registration statements is consistent. We may have further comment.

Company Response:

The Company will ensure that the disclosure provided in both registration statements is consistent.

* * * * *

We believe that the changes in the accompanying Amendment No. 3 and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the September 12 Comment Letter. If the Staff has any questions or comments with respect to the changes made to the Registration Statement by Amendment No. 3, please contact me at 212-400-6900.

Very truly yours,

/s/ Scott Rapfogel